UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 1

MCG Capital Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58047P107
(CUSIP Number)

ACCRETIVE CAPITAL PARTNERS, LLC
16 Wall Street, 2nd Floor
Madison, CT 06443

RICHARD E. FEARON, JR.
16 Wall Street, 2nd Floor
Madison, CT 06443
(203) 482-5805

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2015
(Date of Event Which Requires Filing of This Statement)

o	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS Accretive Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,501,469 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,501,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,501,469 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Accretive Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,501,469 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,501,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,501,469 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON OO, HC

1	NAME OF REPORTING PERSONS Richard E. Fearon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,953,475[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,953,475[1]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,475[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27%
14	TYPE OF REPORTING PERSON IN

______________________________________
1 Includes 1,501,469 Shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager and Mr. Fearon is the managing member of Accretive Capital Management, LLC.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D filed on January 22, 2015 (as so amended, the “Original Schedule 13D”), by: (i) Accretive Capital Partners, LLC an Illinois limited liability company (“ACP”); (ii) Accretive Capital Management, LLC, an Illinois limited liability company (“ACM”); and (iii) Richard E. Fearon, Jr., a citizen of the United States (together with ACP and ACM, the “Reporting Persons”) and relates to the Common Stock (the “Shares”) of MCG Capital Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1001 19th Street North, 10th Floor, Arlington, VA 22209.

Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On May 18, 2015, the Reporting Persons sent a letter to the Issuer's Board of Directors. The letter is attached as Exhibit 99.1 and incorporated herein by reference.

While the Reporting Persons hold their stake for investment purposes, the Reporting Persons or its representatives may continue to conduct discussions from time to time with management and the board of directors of the Issuer, and may conduct discussions with other stockholders of the Issuer, prospective acquirers of the Issuer, or other relevant parties, in each case, relating to matters that may include the strategic plans, strategy, assets, business, financial condition, operations, and capital structure of the Issuer. The Reporting Persons may engage the Issuer, other stockholders of the Issuer, prospective acquirers of the Issuer, or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the foregoing, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer, prospective acquirers of the Issuer, and other relevant parties or take other actions through their representatives concerning any extraordinary corporate transaction (including but not limited to a merger or acquisition) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer. The Reporting Persons expect to conduct discussions with other stockholders, potential acquirers of the Issuer, and other relevant parties regarding financial or strategic acquisitions of or joint ventures with the Issuer or other similar arrangements. There is no assurance that these discussions would lead to a definitive transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,074,117 Shares outstanding, as of April 24, 2015, as reported in the Issuer's 10-Q filing for the period ended March 31, 2015, filed with the Securities and Exchange Commission on April 29, 2015.

A.	Each of ACP and ACM:

(a)	Amount beneficially owned: 1,501,469

Percentage: 4.05%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,501,469
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,501,469

(c)	The transactions in the Shares by ACP and ACM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Fearon:

(a)	Amount beneficially owned: 1,957,475

Percentage: 5.27%

(b)	1. Sole power to vote or direct vote: 1,957,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,957,475
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Fearon during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 1,957,475 Shares, constituting approximately 5.27% of the Shares outstanding, are reported in this Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as an Exhibit.

Item 7 of the Original Schedule 13D includes the following Exhibit 99.1:

Exhibit 99.1	An Open Letter to the Board of Directors of MCG Capital Corporation, dated May 18, 2015 by Accretive Capital Management, LLC

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 18, 2015

ACCRETIVE CAPITAL PARTNERS, LLC
By:	Accretive Capital Management, LLC, its managing member

By:	/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

ACCRETIVE CAPITAL MANAGEMENT, LLC

/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

/s/ Richard E. Fearon, Jr.
Richard E. Fearon, Jr.

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock	Price Per	Date of
Purchased/(Sold)	Share($)	Purchase/(Sale)

ACCRETIVE CAPITAL PARTNERS, LLC

None

RICHARD E. FEARON, JR.

None